Exhibit 4(j)

GRAND PREMIER FINANCIAL, INC. DEFERRED COMPENSATION PLAN
(As Amended and Restated Effective January 1, 1997)

          Premier Financial Services, Inc. ("Premier") established the Premier Financial Services, Inc. Senior Leadership and Directors Deferred Compensation Plan (the "Premier Plan") effective August 1, 1994, for the eligible highly compensated employees and members of the Board of Directors of Premier. Northern Illinois Financial Corporation ("NIFCO") established the NIFCO Execuflex Plan (the "NIFCO Plan") effective July 1, 1991, for a select group of management employees and members of the Board of Directors of NIFCO.

          Pursuant to the merger of NIFCO into Premier to form Grand Premier Financial, Inc. (the "Company"), the NIFCO Plan was merged into the Premier Plan, and the Premier Plan was amended and restated, and renamed as this Grand Premier Financial, Inc. Deferred Compensation Plan, as amended and restated effective January 1, 1997 ("the Plan").

          The purpose of the Plan is to permit Eligible Employees and Directors of the Company to contribute a portion of their Compensation on a pre-tax basis toward retirement benefits, enhance the overall effectiveness of the Company's executive compensation program and to attract, retain and motivate such individuals.

ARTICLE I
DEFINITIONS

          Wherever used herein the following terms shall have the meanings hereinafter set forth:

          1.1.          "Account" or "Accounts" means the account or accounts maintained under the Plan by the Company in the Participant's name, including the Participant's Employer Contribution Account and Compensation Deferral Account, and the Sub-Accounts listed in Section 4.1 of the Plan.

          1.2.          "Beneficiary" means the person, persons, trust or other entity that a Participant designates by written, revocable designation filed with the Company to receive payments in the event of the Participant's death. If a Participant has not designated a Beneficiary under the Plan, or if no designated Beneficiary is living on the date of distribution hereunder, amounts distributable pursuant to the Plan shall be distributed to those persons or entities entitled to receive distributions of the Participant's accounts under the Qualified Savings Plan.

          1.3.          "Board" means the Board of Directors of the Company.

          1.4.          "Bonus" means the additional cash remuneration payable to a Participant annually pursuant to an Employer's performance compensation program or any other plan, program or arrangement under which an Employer pays an amount of cash remuneration to a Participant above such Participant's Base Salary.

          1.5.          "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any regulations relating thereto.

          1.6.          "Company" means Grand Premier Financial, Inc., a Delaware corporation, or, to the extent provided in Section 8.8 below, any successor corporation or other entity resulting from a merger or consolidation into or with the Company or a transfer or sale of substantially all of the assets of the Company.

          1.7.          "Company Stock" means the common stock of the Company.

          1.8.          "Compensation" means a Participant's Salary, Bonus or Director's Fees payable in any calendar year. Compensation deferrals elected under this Plan shall not affect the determination of compensation or earnings for purposes of any other plan, policy or program (including, but not limited to, the Qualified Savings Plan and any other non-qualified plan) maintained by an Employer.

          1.9.          "Compensation Deferral Account" means the account or accounts maintained under the Plan by the Company in the Participant's name to which the Participant's Compensation Deferral Contributions are credited in accordance with the Plan. A Participant shall be fully vested in the amount in his Compensation Deferral Account at all times.

          1.10.          "Compensation Deferral Contribution" means the amount of Compensation a Participant elects to defer under Section 2.1 of the Plan.

          1.11.          "Director" means an individual who is a member of the Board.

          1.12.          "Director's Fees" means the annual and periodic fees paid to the Director by the Company for service on the Board.

          1.13.          "Disability" means a Participant is permanently and totally disabled as determined in the sole discretion of the Company.

          1.14.          "Eligible Employee" means each employee of an Employer who is designated as eligible to participate in this Plan by the Chief Executive Officer of the Company and approved by the Board.

          1.15.          "Employer" means the Company and any Affiliated Company that adopts the Plan with the Company's consent. "Affiliated Company" means a business entity that is a member of a controlled group of corporations (as such term is defined in the Code) that includes the Company. An Affiliated Company may adopt the Plan on behalf of its Eligible Employees, by resolution of its Board of Directors, approved in writing by the Company.

          1.16.          "Employer Contribution Account" means the account or accounts maintained under the Plan by the Company in the Participant's name to which Employer Matching Contributions are credited in accordance with the Plan.

          1.17.          "Employer Matching Contribution" means the contribution made by each Employer under the Plan based on a Participant's Compensation Deferral Contributions, according to Section 2.2 of the Plan.

          1.18.          "Employment Termination" means the date of (i) an Eligible Employee's termination of employment with the Employer; or (ii) a Director's termination of service on the Board, and shall include such termination for any reason, unless expressly indicated otherwise.

          1.19.          "Investment Fund" or Fund means the investments described in Section 4.3 which serve as a means to measure value increases or decreases with respect to a Participant's Accounts.

          1.20.          "Participant" means any (i) Eligible Employee or (ii) Director, who has completed the election and enrollment forms provided by the Company. A Participant who is removed from status as an Eligible Employee by the Chief Executive Officer will continue as a Participant as to his existing Accounts, but shall not be eligible to make further Compensation Deferral Contributions or receive Employer Matching Contributions. Each individual who was a participant in the NIFCO Plan or the Premier Plan on December 31, 1996, shall continue as a Participant in this Plan on and after that date, subject to the terms and provisions of this Plan.

          1.21.          "Plan" means the Grand Premier Financial, Inc. Deferred Compensation Plan, as amended and restated effective January 1, 1997, as set forth herein and as hereinafter amended from time to time.

          1.22.          "Plan Year" means the calendar year, which is the Company's fiscal year.

          1.23.          "Qualified Savings Plan" means the Grand Premier Financial, Inc. Savings and Stock Plan and Trust, as amended from time to time, and each successor or replacement plan.

          1.24.          "Retirement Date" means the first day of the calendar month coincident with or next following the date on which a Participant has: (i) attained age 55 years and completed at least 10 Years of Service; or (ii) attained age 60 years.

          1.25.          "Salary" means a Participant's annual base salary rate for the Plan Year, as specified by an Employer prior to each Plan Year, but including a Participant's variable compensation.

          1.26.          "Trust" means the trust agreement entered into by the Company under which the Employers agree to contribute to a Trust for the purpose of accumulating assets to assist the Employers in fulfilling their obligations to Participants hereunder. Such Trust Agreement shall be substantially in the form of the model trust agreement set forth in Internal Revenue Service Revenue Procedure 92-64, or any subsequent Internal Revenue Service Revenue Procedure, and shall include provisions required in such model trust agreement that all assets of the Trust shall be subject to the creditors of the Employers in the event of insolvency.

          1.27.          "Years of Service" means the number of consecutive 12-month periods of the Participant's employment with an Employer (including years of employment prior to the date on which an Employer became an Affiliated Company). No credit shall be given for partial years of employment or periods of employment preceding an Employment Termination and return to work. Each Participant in the Plan who was an employee of NIFCO or a participant in the NIFCO Plan as of the date of the merger of NIFCO into Premier, shall be credited with Years of Service under this Plan for comparable periods of employment with NIFCO.

          1.28.          Words in the masculine gender shall include the feminine and the singular shall include the plural, and vice versa, unless qualified by the context. Any headings used herein are included for ease of reference only and are not to be construed so as to alter the terms hereof.

ARTICLE II
COMPENSATION DEFERRAL CONTRIBUTIONS
EMPLOYER MATCHING CONTRIBUTIONS

          2.1.          Compensation Deferral Elections. Any Eligible Employee or Director may elect to become a Participant under the Plan by completing the election form provided by the Company. A Participant may elect to defer annually the receipt of a portion of the Compensation otherwise payable to him by an Employer in any Plan Year. The amount of Compensation deferred by a Participant shall be a fixed amount or percentage of such Compensation, but shall not exceed: (i) fifty percent (50%) of such Participant's Base Salary; (ii) one hundred percent (100%) of such Participant's Annual Bonus; (iii) and one hundred percent (100%) of such Participant's Director's Fees.

          The election by which a Participant elects to defer compensation as provided in this Plan shall be in writing, signed by the Participant, and delivered to the Company prior to January 1 of the Plan Year in which the Compensation to be deferred is otherwise payable to the Participant; except that, in the year in which a Participant first becomes eligible to participate in the Plan, such Participant may make an election to defer Compensation for services to be performed within 30 days after the date the Participant becomes eligible.

          Notwithstanding the foregoing, a Participant may not make contributions to this Plan during any period for which contributions must be suspended in accordance with regulation section 1.401(k)-1(d)(2)(iii)(B)(3) of the Code, as a condition of the Participant's receipt of a hardship withdrawal from the Qualified Savings Plan.

          Any deferral election made by the Participant shall be irrevocable with respect to the Compensation covered by such election.

          2.2.          Employer Matching Contributions. Each Employer shall make a matching contribution on behalf of Participants in its employ who have elected to make Compensation Deferral Contributions. The Company shall make a matching contribution on behalf of Participants who are Directors and who elect to make Compensation Deferral Contributions. The amount of Employer Matching Contribution made on behalf of each Participant shall equal twenty-five percent (25%) of such Participant's Compensation Deferral Contributions made under this Plan. Employer Matching Contributions required under this Section shall be made at least quarterly.

          2.3.          Cessation of Deferrals. All Compensation Deferral Contributions and Employer Matching Contributions shall cease upon a Participant's Employment Termination.

          2.4.          Cessation of Participation. If the U.S. Department of Labor (the "DOL") issues regulations or any other official notice specifically defining the group of employees that may participate in a plan of this type and any active Participants do not meet the criteria set forth in such regulations or notice, such Participants shall become inactive Participants as of the later of the (i) effective date, or (ii) publication date, of such regulations or notice, provided that such regulations or notice include a grandfather provision for such Participants with respect to their Account balances on such date. If such a grandfather provision is not provided, the Accounts of such Participants shall be immediately distributed in accordance with Section 5.1(a).

ARTICLE III
VESTING OF PARTICIPANTS' ACCOUNTS

          3.1.          Vesting of Participants' Accounts. A Participant shall be fully vested in the amount in his Compensation Deferral Account at all times. A Participant shall be vested in his Employer Matching Contributions Account at a rate of twenty percent (20%) per Year of Service, beginning at the end of a Participant's second Year of Service with an Employer, as illustrated by the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 full years	20%
3 full years	40%
4 full years	60%
5 full years	80%
6 or more full years	100%

          Notwithstanding the foregoing, a Participant shall be fully vested in his Employer Matching Contribution Account upon: (i) the date of the Participant's Employment Termination on account of death or Disability; or (iii) the Participant's Retirement Date.

          A Participant whose Employment Termination occurs prior to his Retirement Date and for a reason other than death or Disability, shall forfeit the portion of his Employer Matching Contribution Account that is not vested. A Participant covered by Section 3.2 below shall forfeit the full amount of his Employer Matching Contribution Account.

          3.2.          Forfeiture Due to Competition or Confidentiality Breach. A Participant may not, except with the express prior written consent of the Company, for a period of two (2) years after the Participant's Employment Termination (the "Restrictive Period"), directly or indirectly compete with the business of the Employers, including, but not by way of limitation, by directly or indirectly owning, managing, operating, controlling, financing, or by directly or indirectly serving as an employee, officer or director of or consultant to, or by soliciting or inducing, or attempting to solicit or induce, any employee or agent of an Employer to terminate employment with the Employer, and become employed by any person, firm, partnership, corporation, trust or other entity which owns or operates, a bank, savings and loan association, credit union or similar financial institution (a "Financial Institution") within a twenty-five (25) mile radius of (i) an Employer's main office or (ii) the office of any Employer's Affiliated Companies (the "Restrictive Covenant"). The foregoing Restrictive Covenant shall not prohibit a Participant from owning directly or indirectly capital stock or similar securities which are listed on a securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System which do not represent more than one percent (1%) of the outstanding capital stock of any Financial Institution.

          At all times during and after employment with an Employer or service on the Board, a Participant shall keep secret and inviolate all knowledge or information of a confidential nature relating to the business and financial affairs of the Employers, including, without limitation, all unpublished matters relating to the business, properties, accounts, books, records, customers, trade secrets and contracts of the Employers (the "Confidentiality Clause").

          If a Participant violates the Restrictive Covenant or the Confidentiality Clause all amounts in the Participant's Employer Contribution Accounts shall be forfeited; except that this Section 3.2 shall become ineffective upon a Change in Control of the Company, with respect to Participants' Accounts as of the Change in Control.

          3.3.          Full Vesting Upon Change in Control. A Participant shall become fully vested in all Employer Matching Contributions made on his behalf in any Plan Year upon the occurrence of a Change in Control of the Company. For purposes of this Plan, a "Change in Control" of the Company shall be deemed to have occurred if:

          (a)          any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, except that a person shall be deemed to be the "beneficial owner" of all shares that any such person has the right to acquire pursuant to any agreement or arrangement or upon exercise of conversion rights, warrants, options or otherwise, without regard to the sixty day period referred to in such Rule), directly or indirectly, of securities representing 25% or more of the combined voting power of the Company's then outstanding securities; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company; (ii) any acquisition by the Company; or (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company; or

          (b)          at any time during any period of two consecutive years (not including any period prior to January 1, 1997) individuals who at the beginning of such period constituted the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent

Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 or Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board.
ARTICLE IV
PARTICIPANTS' SUB-ACCOUNTS

          4.1.          Establishment of Sub-Accounts. The following Sub-Accounts may be established with respect to each Participant:

          (a)          Retirement Sub-Account,

          (b)          Education Sub-Account,

          (c)          Fixed Period Sub-Account, and

          (d)          Preretirement Survivor Income Sub-Account.

          4.2.          Benefit Allocation Election. Each Participant shall elect in writing the form and timing of the distribution of his Accounts, at the time the Participant elects Compensation Deferral Contributions under Section 2.1 above, by specifying the allocation of Contributions among his Sub-Accounts. A Participant's Compensation Deferral Contributions from Bonus, and his Employer Matching Contributions, may only be allocated to Sub-Accounts specified in Sections 4.1(a) through (c). A Participant may not modify, alter, amend or revoke his allocation for a Plan Year after such Plan Year begins. The Company may establish uniform rules that limit a Participant's eligibility to allocate contributions to any Sub-Account based on such other factors the Company deems appropriate.

          If a Participant allocates a portion of his anticipated contributions to his Education Sub-Account, the Participant may further allocate among subaccounts on behalf of any of the Participant's dependent children. Any such allocation election shall apply uniformly to each subaccount.

          4.3.          Investment of Participants' Accounts. Participants' Compensation Deferral Contributions and Employer Matching Contributions may be contributed by the Employers to, and held and invested under, the Trust. A Participant may direct by written instruction delivered to the Company that his Accounts and Sub-Accounts be valued as if they were invested, in multiples of five percent (5%), in Company Stock or one or more of the Investment Funds designated by the Company for such purpose. A Participant may make a separate selection with respect to each Sub-Account. Such election, which must be in writing, shall be effective as soon as administratively possible following timely delivery to the Company and shall apply to new Contributions and previous accumulations as the Participant specifies. If any Participant fails to file a selection the Participant shall be deemed to have selected the most conservative fund (e.g. fixed income or money market fund).

          (a)          The selection of the Investment Funds that will be in effect for a Plan Year, in addition to Company Stock, shall be elected by the Company and announced to the Participants prior to the beginning of such Plan Year. The Company may from time to time change the Investment Funds, provided such change is evidenced by a written resolution executed by the Company and the Participants are given timely notice of such change.

          (b)          The valuation of Participants' Accounts shall reflect the net asset value expressed per share of the designated Investment Fund(s). The fair market value of an Investment Fund shall be determined by the Company. It shall represent the fair market value of all securities or other property held for the respective Fund, plus cash and accrued earnings, less accrued expenses and proper charges against the Fund. The Company shall provide each Participant with a written statement of his Accounts at least annually.

          (c)          All Compensation Deferral and Employer Matching Contributions shall be credited to a Participant's Accounts and invested as soon as practicable following the date such contributions are received by the trustee, allowing for such factors as the availability of an investment fund as of the time of the contribution and the availability of shares of Company Stock for purchase by the trustee. Any amount in a Participant's Account that is forfeited according to Sections 3.1, 3.2, 5.5 or 5.6 shall be applied toward Employer Matching Contributions required for that month under Section 2.2.

          (d)          The trustee under the Trust shall purchase shares of Company Stock in the market on or as soon as practicable after the date it receives any Participants' Compensation Deferral Contributions or Employer Matching Contributions that are to be invested in Company Stock, allowing for such factors as the availability of shares of Company Stock for purchase by the trustee. Dividends on shares of Company Stock held in Participants' Accounts shall be credited to such Accounts. Cash dividends shall be reinvested in Company Stock as soon as practicable. Notwithstanding the provisions of this Article IV, investments in Company Stock shall not be available, either as to new Contributions and existing aggregate Account balances, until such time as a Registration Statement is filed with the U.S. Securities Exchange Commission registering the offer and sale of additional shares of Company Stock under the Plan. If a Participant's Employment Termination occurs at a time when all or a portion of his Accounts are invested in Company Stock, that portion of the Participant's Accounts may be distributed in cash or Company Stock, in the discretion of the Company.

          4.4.          Special Rules for Preretirement Survivor Income Sub-Account. Each Participant's Preretirement Survivor Income Sub-Accounts, shall be valued as if utilized to provide benefits by purchase of an appropriate insurance policy designated by the Company.

          (a)          While a Participant is an employee of the Employer, this Sub-Account shall be immediately debited with that portion of the Contributions made by him or on his behalf as is necessary to provide the benefits the Participant selected pursuant to Section 4.2.

          (b)          If the amount a Participant allocates to such a Sub-Account exceeds the amount necessary to provide currently elected benefits, then the excess portion of such Sub-Account shall be valued as if it were invested in a manner designated by the Company from time to time. If a Participant terminates employment for any reason, including death, any amounts accumulated in excess of that allocated to the provision of benefits shall be distributed as if accumulated in Participant's Retirement Sub-Account.

          (c)          The required allocation for each such Sub-Account shall be determined by the Company in a uniform manner. The amounts required are subject to change at the Company's discretion at any time.

          4.5.          New Elections Under Merged Plan. Prior to 1997, each Participant in the Premier Plan and the NIFCO Plan had elected in writing the form and timing of the distribution of his Accounts, at the time the Participant elected Compensation Deferral Contributions. In connection with the merger of the NIFCO Plan into the Premier Plan and the amendment and restatement of the Premier Plan in the form of this Plan, each Participant in the Premier Plan and the NIFCO Plan shall make a special benefit allocation election under this Article IV prior to January 1, 1997, with respect to his Accounts in the Premier Plan and the NIFCO Plan as of December 31, 1996.

ARTICLE V
DISTRIBUTION OF PARTICIPANTS' ACCOUNTS

          5.1.          Distribution of Participant's Retirement Sub-Account. Upon a Participant's Employment Termination for any reason, including death, the vested portion of the Participant's Retirement Sub-Account shall be distributed to the Participant at the time and in the form described below. If the Participant is deceased, the benefit shall be paid to his Beneficiary.

          (a)          All benefits payable under the Plan shall commence as soon as administratively practicable following the date on which the Participant's Employment Termination occurs. Notwithstanding the foregoing, if an individual ceases to be a Participant in accordance with Section 2.4 and the circumstances described in the last sentence of such Section apply, the total value of his Retirement Sub-Account shall be distributed as soon as administratively practicable following the later of the effective date or publication date of the DOL regulations or notice.

          (b)          Distribution of a Participant's Retirement Sub-Account shall be in one of the following forms at the Participant's election, subject to the rules set forth in (d) below:

          (i)          A single lump sum.

          (ii)          Substantially equal annual installments over a period of not less than 2 nor more than 10 full years.

         Notwithstanding any provision to the contrary, if the Participant's Retirement Sub-Account has a value less than $10,000 at the time benefits are to commence, then the Participant's benefit shall be paid as a lump sum as soon as administratively feasible following the Participant's Employment Termination.

          (c)          In the event that the Participant elects to have his benefits distributed in a lump sum, the Participant shall receive a single lump sum equal to the total vested value of his Retirement Sub-Account determined as of the date such benefits are processed for payment. In the event that the Participant elects to have his benefits distributed in installments:

          (i)          the amount of the first payment shall be determined by multiplying the vested value of the Participant's Retirement Sub-Account as of the date such benefits are processed for payment by a fraction, the denominator of which equals the number of years over which the benefits are paid, and the numerator of which is one.

          (ii)          the amounts of the payments for each succeeding year shall be determined by multiplying the vested value of the Participant's Account as of the applicable anniversary of his first payment date by a fraction, the denominator of which equals the number of remaining years over which the benefits are to be paid, and the numerator of which is one.

          (d)          A Participant shall elect the form in which his benefits are payable in accordance with Section 5.1(b). Separate elections may be made with respect to the form in which benefits shall be distributed upon the occurrence of the following events:

          (i)          voluntary termination, including Retirement;

          (ii)          involuntary termination, excluding Disability and death;

          (iii)          Disability; and

          (iv)          death.

          Such elections must be made when the Participant makes his initial election to participate in the Plan in accordance with Article II. Any election made pursuant to this Section shall be made on forms and in the manner prescribed by the Company and shall be irrevocable, except as provided in Section 5.5 below.

          5.2.          Distribution of Participant's Education Sub-Account. If a Participant remains continuously employed by an Employer until the first day of the calendar year in which an eligible dependent of the Participant attains age 18, the Plan shall pay to the Participant a benefit during that year and each of the next three calendar years determined as follows:

Calendar Year	Percentage of Dependent's Subaccount
1	25%
2	33-1/3%
3	50%
4	100%

          On or after the first day of each calendar year in which a benefit is to be paid to him under this Section, the Participant may specify the date in such year (but in no event later than September 1 of the year) as of which the benefit is to be paid, to the extent administratively practical. A Participant may establish subaccounts under his Education Sub-Account, with separate payments for each eligible dependent. A Participant may have a maximum of five subaccounts at any time.

          (a)          If a Participant still has a balance in his Education Sub-Account upon his Employment Termination for any reason, the vested portion of the balance shall be transferred to his Retirement Sub-Account and distributed in accordance with Section 5.1. Notwithstanding the preceding sentence, a Participant who still has a balance in his Education Sub-Account upon his Employment Termination may elect to have such Sub- Account paid in the manner described in the body of this Section 5.2, provided he files a written notification of such election with the Company at least one full calendar year prior to such Employment Termination.

          (b)          Notwithstanding any provision to the contrary, if on the January 1 of the calendar year in which an eligible dependent of a Participant attains age 18 the eligible dependent's subaccount has a balance of less than $1,000, then the balance shall be paid to the Participant in one lump sum.

          (c)          If any portion of an Education Sub-Account is not vested on the date such portion is to be paid, distribution will be postponed until the January 1 following the date it is vested.

          5.3.          Distribution of Participant's Fixed Period Sub-Account. A benefit equal to the lump sum value of the vested portion of a Participant's Fixed Period Sub-Account shall be paid to him as soon as administratively practicable after the date specified by the Participant in the payment year specified by the Participant (which shall be at least 4 years from the date of initial deferral to such Fixed Period Sub-Account). On or after the first day of any calendar year in which a benefit is to be paid to him under this Section, the Participant may specify the date in such year (but in no event later than September 1 of the year). Nonvested amounts will be paid as soon as administratively practicable after April 1 following the year the Participant becomes vested. A Participant may establish subaccounts under his Fixed Period Sub-Account, with separate payment years for each. A Participant may have a maximum of five subaccounts at any time. If a Participant incurs an Employment Termination (for any reason) and the Participant has a balance in his Fixed Period Sub- Account, the vested portion of his balance shall be transferred to his Retirement Sub-Account and be distributed in accordance with Section 5.1; provided that, a Participant who still has a balance in his Fixed Period Sub-Account upon his Employment Termination may elect to have such balance paid in accordance with his original election, provided the Participant files a written notification of such election with the Company at least one full calendar year prior to such Employment Termination.

          5.4.          Distribution of Participant's Preretirement Survivor Income Sub-Account. If a Participant dies while an active employee of an Employer, the Participant's Beneficiary shall be paid a benefit in equal monthly installments, commencing the first day of the first month following the date of the Participant's death, and continuing uninterrupted throughout a payout as selected by the Participant at the time he establishes his Preretirement Survivor Income Sub-Account. The amount of supplemental benefit payable hereunder shall be determined in accordance with Section 4.2 within administrative guidelines established by the Company.

          (a)          A benefit shall be payable under this Section 5.4 only if a Participant dies in a Plan Year for which he has allocated a portion of Contributions to the Preretirement Survivor Income Sub-Account.

          (b)          All rights of a Participant under this Section 5.4 shall terminate on the date he terminates employment.

          (c)          In the event a Participant's death occurs as a result of suicide prior to completing twenty-five (25) months of continuous allocation to his Preretirement Survivor Income Sub-Account, then the Company may elect to reduce the benefits payable under this Section to an amount equal to the aggregate contributions allocated to the Participant's Preretirement Survivor Income Sub-Account. For the purpose of the preceding sentence, an election to increase the Participant's annual benefit or to lengthen the payout period shall be considered a new benefit election, and the first month of the Plan Year in which the enhanced benefits become effective shall be treated as the first month of a separate twenty-five (25) month period with respect to such enhanced benefits.

          5.5.          Change in Distribution Election. The Company may permit a Participant to change his election as to the form, period or commencement of distribution of his Accounts. A Participant may request such change by writing filed with the Company. In the event a Participant changes his election as to form, period or commencement of distribution within 12 months prior to his Retirement Date or other Employment Termination for a reason other than death, Disability or involuntary termination, the amount distributable from such Participant's Accounts will be reduced by 10 percent. This reduction will be forfeited. This reduction is intended to discourage Participants from changing their elections as to distribution and prevent Participants from being deemed in constructive receipt of their Accounts upon their Employment Termination.

          5.6.          Unscheduled Withdrawal Right. A Participant may request an unscheduled withdrawal of all or any portion of the his Accounts (to the extent vested) before or after his Employment Termination by written notice to the Company; provided that, the amount distributable from such Participant's Accounts will be reduced by 10 percent. This reduction will be forfeited. If a Participant elects an unscheduled withdrawal under this Section prior to Employment Termination, the Participant would not be permitted to elect Compensation Deferral Contributions for a period of thirty-six months following the date of such withdrawal. This reduction and ineligibility period is intended to discourage Participants from requesting withdrawals (other than on account of an unforeseeable emergency) and prevent Participants from being deemed in constructive receipt of their Accounts.

          5.7.          Hardship Distribution. A Participant may request, by writing filed with the Company, that a distribution be made to him of all or part of the amount then credited to his Accounts (to the extent vested) on account of a severe financial hardship. The Company will approve such a distribution to the Participant only in the event of an unforeseeable emergency. An "unforeseeable emergency" is an unanticipated emergency that is caused by an event beyond the control of the Participant and that would result in severe financial hardship to such Participant if early withdrawal were not permitted. An unforeseeable emergency that results in severe financial hardship is an unexpected illness or accident of the Participant or a dependent, loss of a Participant's property due to casualty, or other similar, extraordinary, unforeseeable circumstances beyond the control of the Participant. The severe financial hardship may not be relieved by an early distribution under this Plan to the extent it might otherwise be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of a Participant's assets, or by cessation of Compensation deferrals under the Plan. Any hardship distribution under this Section will be limited to the amount necessary to meet the emergency.

          5.8.          Limitation on Distribution. Notwithstanding the foregoing provisions of the Plan relating to distribution of Participant's Accounts, if distribution of a Participant's Accounts in any calendar year would not be deductible by an Employer because of the limitations of Code Section 162(m), such distribution shall be postponed in whole or in part, in the sole discretion of the Company, until the first calendar year in which such distribution would not be limited as to deductibility by Code Section 162(m).

ARTICLE VI
ADMINISTRATION OF THE PLAN

          6.1.          Administration by the Company. The Company shall be responsible for the general operation and administration of the Plan and for carrying out the provisions thereof.

          6.2.          Powers and Duties of Company. The Company shall administer the Plan in accordance with its terms and shall have all powers necessary to carry out the provisions of the Plan. The Company shall interpret the Plan and shall determine all questions arising in the administration, interpretation, and application of the Plan, including but not limited to, questions of eligibility and the status and rights of employees, Participants and other persons. Any such determination by the Company shall be conclusive and binding on all persons. The regularly kept records of the Company shall be conclusive and binding upon all persons with respect to a Participant's date and length of employment, Years of Service, time and amount of Compensation and the manner of payment thereof, type and length of any absence from work and all other matters contained therein relating to Participants. To the extent not inconsistent with this Plan, all terms and provisions set forth in the Qualified Savings Plan with respect to the administrative powers and duties of the Company, expenses of administration, and procedures for filing claims, also shall be applicable with respect to this Plan.

ARTICLE VII
AMENDMENT OR TERMINATION

          7.1.          Amendment or Termination. The Company intends the Plan to be permanent but reserves the right to amend or terminate the Plan, or terminate the Plan as it applies to any Employer. Any such amendment or termination shall be made pursuant to a written resolution of the Board and shall be effective as of the date of such resolution.

          7.2.          Effect of Amendment or Termination. No amendment or termination of the Plan shall divest any Participant or Beneficiary of the amount in the Participant's Accounts, or of any rights to which the Participant would have been entitled if the Plan had been terminated immediately prior to the effective date of such amendment or termination. Upon termination of the Plan, all Participants shall become fully vested in the amounts in their Accounts and distribution of Participants' Accounts shall be made to Participants or their beneficiaries in the manner elected by such Participants, unless the Company determines to distribute all Accounts in lump sums. No Compensation Deferral or Employer Matching Contributions shall be permitted after termination of the Plan.

ARTICLE VIII
GENERAL PROVISIONS

          8.1.          Participants' Rights Unsecured. Except as set forth in Section 4.1, the Plan at all times shall be entirely unfunded and no provision shall at any time be made with respect to segregating any assets of an Employer for payment of any benefits hereunder. The right of a Participant or the Participant's Beneficiary to receive a distribution of the Participant's Accounts hereunder shall be an unsecured claim against the general assets of the Employers, and neither the Participant nor a Beneficiary shall have any rights in or against any specific assets of the Employers.

          8.2.          General Conditions. Any benefit payable under the Qualified Savings Plan shall be paid solely in accordance with the terms and conditions of the Qualified Savings Plan, and nothing in this Plan shall operate or be construed in any way to modify, amend or affect the terms and provisions of the Qualified Savings Plan.

          8.3.          No Guaranty of Benefits. Nothing contained in the Plan shall constitute a guaranty by the Employers or any other person or entity that the assets of the Employers will be sufficient to pay any benefit hereunder. No Participant or other person shall have any right to receive a benefit or a distribution of Accounts under the Plan except in accordance with the terms of the Plan.

          8.4.          No Enlargement of Employee Rights. Establishment of the Plan shall not be construed to give any Participant the right to be retained in the service of an Employer.

          8.5.          Spendthrift Provision. No interest of any person or entity in, or right to receive a distribution under, the Plan shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind; nor may such interest or right to receive a distribution be taken, either voluntarily or involuntarily for the satisfaction of the debts of, or other obligations or claims against, such person or entity, including claims for alimony, support, separate maintenance and claims in bankruptcy proceedings.

          8.6.          Applicable Law. The Plan shall be construed and administered under the laws of the State of Illinois except to the extent preempted by federal law.

          8.7.          Incapacity of Recipient. Subject to applicable state law, if any person entitled to a payment under the Plan is deemed by the Company to be incapable of personally receiving and giving a valid receipt for such payment, then, unless and until claim therefor shall have been made by a duly appointed guardian or other legal representative of such person, the Company may provide for such payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of such person. Any such payment shall be a payment for the account of such person and a complete discharge of any liability of the Company and the Plan therefor.

          8.8.          Corporate Successors. The Plan shall not be automatically terminated by a transfer or sale of assets of the Company, or by the merger or consolidation of the Company into or with any other corporation or other entity, but the Plan shall be continued after such sale, merger or consolidation only if and to the extent that the transferee, purchaser or successor entity agrees to continue the Plan. In the event that the Plan is not continued by the transferee, purchaser or successor entity, the Plan shall terminate subject to the provisions of Section 5.2

          8.9.          Unclaimed Benefit. Each Participant or Beneficiary shall keep the Company informed of his or her current address. The Company shall not be obligated to search for the whereabouts of any person. If the location of a Participant is not made known to the Company within three years after the date on which payment of the Participant's benefits under the Plan may first be made, payment may be made as though the Participant had died at the end of the three-year period. If, within one additional year after such three-year period has elapsed, or, within three years after the actual death of a Participant, the Company is unable to locate any Beneficiary of the Participant, then the Company shall have no further obligation to pay any benefit hereunder to such Participant or Beneficiary or any other person and such benefit shall be irrevocably forfeited.

          8.10.          Limitations on Liability. Notwithstanding any of the preceding provisions of the Plan, none of the Employers nor any individual acting as an employee or agent of an Employer, shall be liable to any Participant, former Participant or any Beneficiary or other person for any claim, loss, liability or expense incurred in connection with the Plan.

          8.11.          Claims Procedure. In the event that a Participant's claim for benefits under the Plan is denied in whole or in part by the Company, the Company will notify the Participant (or Beneficiary) of the denial. Such notification will be made in writing, within 90 days of the date the claim is received by the Company. The notification will include: (i) the specific reasons for the denial; (ii)

specific reference to the Plan provisions upon which the denial is based; (iii) a description of any additional information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and (iv) an explanation of the applicable review procedures.

          The Participant (or Beneficiary) has 60 days from the date he receive notice of a claim denial to file a written request for review of the denial with the Company. The Company will review the claim denial and inform the Participant (or Beneficiary) in writing of its decision within 60 days of the date the claim review request is received by the Company. This decision will be final.